LM FUNDING AMERICA, INC.

1200 West Platt Street, Suite 1000

Tampa, Florida 33606

August 12, 2021

VIA EDGAR

Ms. Julia Griffith

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:LM Funding America, Inc.

Registration Statement on Form S‑3 (Registration No. 333-258326)
Filed July 30, 2021

Dear Ms. Griffith:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, LM Funding America, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 p.m., eastern time, on August 16, 2021, or as soon as practicable thereafter.  In connection with the foregoing, the Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Curt P. Creely at Foley & Lardner LLP, at (813) 225-4122.

Very truly yours,

LM Funding America, Inc.

By:  /s/ Richard Russell

       Richard Russell
       Chief Financial Officer